EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	September 10, 2004	September 12, 2003
Income (loss) from continuing operations before income taxes	$(84)	$(134)
Add (deduct):
Fixed charges	420	407
Capitalized interest	(2)	(1)
Amortization of capitalized interest	4	5
Minority interest in consolidated affiliates	(2)	(11)
Net (gains) losses related to certain 50% or less owned affiliates	12	13
Distributions from equity investments	1	3
Dividends on preferred stock	(28)	(27)

Adjusted earnings	$321	$255

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$357	$324
Capitalized interest	2	2
Dividends on convertible preferred securities of subsidiary trust	—	22
Dividends on preferred stock	28	27
Portion of rents representative of the interest factor	33	32

Total fixed charges and preferred stock dividends	$420	$407

Deficiency of earnings to fixed charges and preferred stock dividends (1)	$(99)	$(152)

(1)	For year-to-date September 10, 2004 and September 12, 2003, deficiency of earnings to fixed charges and preferred stock dividends includes depreciation expense of $250 million and $247 millions, respectively.